

**AKCINĖ BENDROVĖ „LIETUVOS TELEKOMAS"**
Code 2121543 Savanorių pr. 28, LT-2600 Vilnius, (Lithuania) Lietuva Tel. +370 46 48 15 11 Fax +370 5 212 66 65
VAT code 212154314 Register of Enterprises of the Republic of Lithuania, the Registrar – State Land Cadastre and Register (V. Kudirkos g. 18, LT-2600 Vilnius)

US Securities and Exchange Commission Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street NW
Washington DC 20549

29-08-2003 No. 24

Fax. (202) 942 95 25





No. of pages: 1

Re: **AB Lietuvos Telekomas (File No. 82-5086)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

**Material Event**

Ladies and Gentlemen:

On behalf of AB Lietuvos Telekomas (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is copy of the document listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Lithuania or of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE"), the National Stock Exchange of Lithuania ("NSEL"), the UK Listing Authority ("UKLA") or the Lithuanian Securities Commission ("LSC") and which was or will be made public by such exchanges or authorities or (iii) has distributed or become required to distribute to its security holders:

1. Announcement of Material Event on early redemption of 10-year 12mLTL bonds issue

If you should have any questions or comments, please call the undersigned at +370 5 236 78 78, mob. +370 650 82 123, fax. +370 5 231 38 60.

Very truly yours,

D. Džiaugys

Darius Džiaugys
Senior Specialist Investor Relations

Encl.: 1. Announcement (1 page)

dlw 8/29


LIETUVOS TELEKOMAS

# Announcement of Material Event

1. AB Lietuvos Telekomas, company's code in register: 2121543, Savanoriu ave. 28,
*(type of the Issuer, company's name,register code, address)*
2600 Vilnius, Republic of Lithuania

2. Lithuanian Securities Commission, National Stock Exchange of Lithuania,
*(indicate the institutions to whom this announcement has been or is to be presented)*
Lietuvos Rytas daily, Baltic News Service

3. On 29 August 2003, AB Lietuvos Telekomas redeemed all 12,000 ten-year book-entry
*(description of the material event and the date of material event)*

registered bonds, par value 1,000 litas each (Lithuanian Securities Commission Securities' Registration Act No. AB-4791 dated 28 September 2000, Securities' Registration No. A54011422) paying 1,146.07 litas for each bond.

On 12 October 2000, for non-public circulation AB Lietuvos Telekomas placed an issue of 12 million litas bond with an annual coupon of 12 per cent.

An early redemption option (final redemption of the bonds was set on 13 October 2010) was provided in the Information Memorandum of the Company's ten-year bonds issue.

4. Announcement is not considered confidential
*(if the announcement is considered confidential, the reason and expire date of confidentiality are to be indicated)*

5. Egle Gudelyte-Harvey, Director of Legal Division
*(name, surname and office phone numbers of person authorised by the Issuer to provide additional information about*
tel. + 370 5 236 72 92
*material event)*


RESPUBLIKA
LIETUVOS
VILNIUS

6. General Manager Kjell-Ove Blom ........................ 29 August 2003
*(name, surname and signature of the Head of the Issuer's Administration (name, surname and signature of the person authorised by the Head of the Issuer's Administration in writing, is case the authorised person is institutions, the name, surname and signature of the Head of institutions' Administration); date of signing)*